Exhibit 8.1

[    ], 2020

The Madison Square Garden Company,

Two Pennsylvania Plaza,

New York, NY 10121.

Ladies and Gentlemen:

We have acted as U.S. tax counsel to The Madison Square Garden Company, a Delaware corporation (“MSG”), in connection with the Distribution as described in the officer’s certificate to us from MSG and MSG Entertainment Spinco, Inc. (“Controlled”), dated [    ], 2020 (the “Joint Officer’s Certificate”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Joint Officer’s Certificate.

In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts set forth in the Joint Officer’s Certificate and such other documents as we have deemed necessary or appropriate. In addition, we have relied upon the representation letter to us from Charles F. Dolan. In connection with this opinion, we have assumed that the Distribution and the Contribution will be consummated in the manner described in the Joint Officer’s Certificate, and we have made the assumptions described in the Annex attached thereto.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have deemed appropriate under the circumstances. All such authorities are subject to change, and any of such changes could apply retroactively.

Based upon the foregoing, we are of the opinion that under current law,

(1) The Contribution and Distribution, taken together, will qualify as a reorganization under Section 368(a)(1)(D) of the Code;

(2) Neither MSG nor Controlled will recognize gain or loss upon the Contribution;

(3) MSG will not recognize gain or loss upon the Distribution under Section 355(c) or Section 361(c) of the Code; and

(4) Stockholders of MSG will not recognize gain or loss upon the Distribution under Section 355(a) of the Code, and no amount will be included in such shareholders’ income, except in respect of cash received in lieu of fractional shares of Controlled.

Our opinion is expressly conditioned upon the assumptions and statements of reliance set forth above. We express no other opinion as to the tax consequences (including any applicable state, local or foreign tax consequences) of the transactions referred to herein or in the Joint Officer’s Certificate.

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Very truly yours,

/s/ [●]